VIA EDGAR

January 11, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Room 4733

Washington, DC 20549

Attn: Tabitha Akins and Mary Mast

Re:	BioDelivery Sciences International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 19, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 9, 2012

File No. 001-31361

Dear Mr. Rosenberg:

This letter is in response to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 20, 2012 regarding the above captioned filings and that certain License and Development Agreement (the “Agreement”) between BioDelivery Sciences International, Inc. (the “Company,” “we,” “our” or similar terminology) and Endo Pharmaceuticals, Inc. (“Endo”). Below is the Company’s response to the Staff’s oral comments. The Staff’s oral comments were provided in response to the Company’s letter to the Staff, dated December 7, 2012. For the convenience of the Staff, we have reproduced the Staff’s comments below in bold type, followed by the Company’s responses.

1.	Please refer to your response to our prior comment 1. We continue to believe that payments triggered based on sales by Endo of product containing the licensed technology are not milestones and thus should not be included in determining whether the milestones to be received under the Endo arrangement provide adequate compensation for the cost, profit and risk of performing the research and development services. Please tell us whether the milestones “excluding the sales triggered payments” provide adequate compensation, i.e., have a value equal to or greater than your $56 million estimated selling price for the research and development services.

The Staff is correct that the milestones, excluding the sales triggered payments, provide adequate compensation to the Company for the research and development services. Even adjusted for the probability of success, the value of these milestones is greater than the $56 million estimated selling price for the research and development services.

However, we continue to believe, as indicated in more detail in our response to the Staff’s prior comment 3 in our letter dated November 15, 2012, that the sales based milestones in the Endo arrangement are milestones as defined in ASC 605-28.

2.	Please refer to your response to our prior comment 2. We have evaluated the reasons you provided in support of your conclusion that the requirements to supply the clinical trial materials is a not separate deliverable apart from the research and development deliverable. Please address the following questions and provide an analysis indicating whether or not you still continue to believe that the clinical supply material is not a separate deliverable:

•	Does the company have an obligation to provide the clinical trial materials?

Yes, but such obligation is only a contingent one. As indicated in previous responses, the clinical trial materials that the Company is required to supply are those that are necessary for the very trials that the Company is conducting, as contemplated by the Agreement. Therefore, the obligation was not, at inception of the Agreement, a deliverable at all. Only in the event the Company did not perform the trials would the clinical trial materials be delivered to a third party.

•	Is the obligation to provide the clinical trial materials a contingent deliverable (i.e., is the delivery of the goods contingent on an event outside of Endo’s control)?

Yes. Based on our counsel’s discussions with the Staff, we understand that the Staff believes the answer to this question is “no.” As noted in our response in the bullet point above, we believe the Company’s obligation to deliver clinical trial materials to any party other than the Company itself is a contingent deliverable.

•	Does the obligation to provide clinical trial materials have stand alone value?

Yes. In the event that the contingent deliverable comes to fruition, the clinical trial materials would have stand-alone value.

3.	Tell us your consideration of the effect of the apparent economic reliance that Endo has inherent in the arrangement to obtain the research and development services solely from BioDelivery on your stand alone value conclusion for the license. For Endo not to use BioDelivery for these services would require Endo to incur substantial research and development costs while still having to pay the milestones in the arrangement. Specifically, tell us why you believe the license has stand alone value given that the economic value of the license is based in part on the remaining deliverables in the arrangement. For example, does the substance of Endo’s payment requirement preclude Endo from realizing the value of the license absent receipt of the research and development services from BioDelivery?

Based on our counsel’s discussion with the Staff, we believe that the premise of the Staff’s comment is that the right of Endo to utilize a third party other than the Company to provide clinical trial services would be economically prohibitive due to the costs that Endo would have to incur in retaining such a third party. However, the Staff is respectfully reminded that the cost sharing arrangement under which the Company is liable for the first $45 million of costs, plus a share in costs over $55 million, applies whether the Company or a third-party performs the trials. As such, we do not believe that if Endo elects to use a third-party to perform research and development services that Endo would incur substantially greater research and development costs than it would incur with the Company performing the services. As such, we submit that Endo would not in this case be precluded from realizing the value of the license by using a third party to perform research and development services.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comment or changes to disclosure in response to Staff comment do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing responses. Should you have any questions concerning the foregoing responses, please contact me at (813) 864-2562.

Sincerely,

/s/ James A. McNulty

James A. McNulty, CPA
Treasurer, Secretary and Chief Financial Officer
BioDelivery Sciences International, Inc.

cc:	William B. Stone, Chairman, Audit Committee

Mark A. Sirgo, Pharm.D.

Cherry, Bekaert & Holland, L.L.P.

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